

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



January 6, 2005

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/6/2005

Re: General Electric Company
Incoming letter dated December 10, 2004

Dear Mr. Mueller:

This is in regard to your letter dated January 6, 2005 concerning the shareholder proposal submitted by Bobby D. Collins for inclusion in GE's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that GE therefore withdraws its December 10, 2004 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Robyn Manos
Special Counsel

cc: Bobby D. Collins
103 Poppy Lane
Asheville, NC 28803

40545

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

December 10, 2004

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 32016-00092

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareowner Proposals regarding Media Operations*
Securities Exchange Act of 1934—Section 14(a), Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, General Electric Company ("GE"), to omit from its proxy statement and form of proxy for its 2005 Annual Shareowners Meeting (collectively, the "2005 Proxy Materials") two shareowner proposals and the statements in support thereof (collectively, the "Proposals") relating to the broadcast content and policies of GE's television operations. As a matter of background, NBC News is a division of NBC Universal, Inc., a majority-owned subsidiary of GE, and MSNBC is a joint venture between NBC Universal and Microsoft Corporation. News programming operations for the NBC Television Network are conducted under NBC News.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to each of the proponents, informing them of GE's intention to omit their respective Proposals from the 2005 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before GE files its definitive 2005 Proxy Materials with the Commission. On behalf of GE, we hereby agree to promptly forward to the proponents any Staff response to this no-action request that the Staff transmits by facsimile to GE only.

THE PROPOSALS

The Proposals are as follows:

- A proposal received from William A. Grab and Anne E. Grab (the "Grab Proposal"). The Grab Proposal requires that GE conduct a review of NBC, NBC News and MSNBC to determine whether or not "there is a political bias being injected into the coverage and reporting of the news." The Grab Proposal also requires that GE review NBC, NBC News and MSNBC's policies and guidance regarding news coverage and reporting standards and criteria; bias charges with respect to news anchor comments and show content; policies regarding selection of news stories, story duration, time slotting of the coverage, camera angles and scripting; and hiring policies for news anchors and news content decision makers, including whether political affiliation and social beliefs are part of the hiring process. The Grab Proposal further requests that NBC, NBC News and MSNBC rectify any problems identified in the review; conduct monthly surveys to monitor the public's perception of news bias; impose "punitive" action against NBC, NBC News and MSNBC senior management if any perceived bias is not corrected; and publicize the outcome of the review. The Grab Proposal, as revised by the Grabs pursuant to correspondence with GE described in part II of this letter, and related correspondence are attached hereto as Exhibit A.

- A proposal received from Bobby D. Collins (the "Collins Proposal"). The Collins Proposal requires that GE's Board of Directors publicly state its policies on race and guest courtesy regarding MSNBC's television program "Hardball" on the air, that GE's Board of Directors and Chris Matthews (host of "Hardball") issue a written apology to Reverend Al Sharpton and that Robert C. Wright (Chairman of NBC Universal, Inc.) be "publicly admonished for not taking a serious attitude about the racial policies of the General Electric Company." The Collins Proposal and related correspondence are attached hereto as Exhibit B.

On behalf of our client, we hereby notify the staff of the Division of Corporation Finance (the "Staff") of GE's intention to exclude the Proposals from the 2005 Proxy Materials, and we respectfully request that the Staff concur in our views that each of the Proposals properly may be excluded under Rule 14a-8(i)(7), because they each deal with matters relating to GE's ordinary business operations. While we believe that Rule 14a-8(i)(7) provides an adequate basis for exclusion of each of these letters, we also are of the view that the Grab Proposal may be excluded under Rule 14a-8(f)(1) because the Grabs did not provide requisite proof of continuous stock ownership in response to GE's request for such information within fourteen days after being notified thereof, and that the Grab Proposal and the Collins Proposal may be excluded unless revised pursuant to Rule 14a-8(i)(1) because they are not proper subjects for action by shareowners under New York law We also believe that, unless revised, the Collins Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it contains materially false and misleading statements in violation of Rule 14a-9. Our analysis of these bases of exclusion with respect to each of the Proposals is set forth below.

ANALYSIS

I. The Proposals May Be Excluded Under Rule 14a-8(i)(7) Because They Address Matters Related to GE's Ordinary Business Operations.

Under well-established precedent, we believe that GE may exclude the Proposals pursuant to Rule 14a-8(i)(7) because they deal with matters relating to the GE's ordinary business operations. In Exchange Act Release No. 40018 (May 21, 1998), the Commission explained that the ordinary business exclusion rests on two central considerations. The first consideration is the subject matter of the proposal; the Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration is the degree the proposal attempts to "micro-manage" the company by "probing too deeply into matters of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)). Such micromanagement may occur where a proposal "seeks to impose specific ... methods for implementing complex policies." *Id.*

The nature, content and presentation of broadcast and cable television programming and similar media operations implicate exactly the type of day-to-day management decisions that are excluded from the shareowner proposal process under Rule 14a-8(i)(7). The Proposals seek shareowner action on matters relating to the conduct of ordinary business operations of NBC News. NBC News's primary purpose is the delivery of news and information to its viewers. In fulfilling this mission, it is the daily function of NBC News to gather and disseminate news and information. In so doing, the management of NBC News must make decisions as to what constitutes news, which news should be broadcast, the content of the news, how that news should be researched, reported and presented, as well as which professionals should be assigned to develop, analyze and present the news.

As part of its ordinary business operations, NBC News has the responsibility for preparing a fair and accurate presentation of the news both on the NBC Television Network and on MSNBC on cable. NBC News' management is dedicated to covering and presenting the news thoroughly, fairly and accurately. The management of NBC News is also responsible for monitoring broadcasts to insure accuracy and objectivity. The executive-producer of each NBC News program is responsible for correcting any errors that may occur on that program. The senior management, through the executive producer of NBC News for standards, who is independent of all the programs, is charged with investigating allegations of inaccuracy or unfairness. If remedial action is indicated by an investigation, then it is taken immediately.

The Staff has consistently issued no-action advice under the "ordinary business" exclusion of Rule 14a-8(i)(7) and its predecessor Rule 14a-8(c)(7) concurring that the nature, content and presentation of media programming relate to ordinary business matters. *See, e.g., General Electric Company* (avail. Feb. 1, 1999) (Staff concurrence with the exclusion of a proposal requesting that GE's board prohibit all unbiblical programming by NBC and reprimand a particular employee on the basis that it related to the content of programming). The Staff has also recognized that editorial decisions regarding what programs to produce, air or distribute are routine matters in the ordinary course of a media company's business and part of the day-to-day operations of a media and news organization. *See, e.g., CBS, Inc.* (avail. Mar. 16, 1993) (concurring with the exclusion of a proposal requesting that "management review the serious criticisms" of CBS's news reporting); *AT&T Corp.* (avail. Feb. 21, 2001) (concurrence with the exclusion under the "ordinary business" standards of a proposal requesting a review of the company's policies for involvement in the pornography industry and an assessment of the potential financial, legal, and public relations liabilities (i.e., the nature, presentation and content of cable television programming)).

Where proposals request that companies prepare reports on aspects of their business, the Staff "will consider whether the subject matter of the special report . . . involves a matter of ordinary business" and "where it does, the proposal will be excluded." *See* Release No. 34-20091 (Aug. 16, 1983). Likewise, the Staff has indicated, "where the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under Rule 14a-8(i)(7)." *Johnson Controls, Inc.* (avail. Oct. 26, 1999). Thus, when proposals seek a report or additional disclosures pertaining to the nature, content and presentation of broadcast and cable television programming, the Staff has permitted the proposals to be excluded. *See, e.g., General Electric Company* (avail. Jan. 27, 2000) (Staff concurred with the exclusion of a proposal requesting that GE's board prepare a report to shareowners as to why NBC did not provide full content ratings for programming, an assessment as to the suitability of NBC programs for children and any plans that GE had to make programs more family friendly as constituting ordinary course of business matter relating to the nature, presentation and content of programming); *General Electric Company* (avail. Feb. 2, 1993) (Staff concurred with the exclusion of a proposal requesting that GE prepare a report on policies regarding the presentation of role models in its television programming as constituting ordinary course of business matter relating to the nature, content and presentation of television programming).

Accordingly, because each of the Proposals goes to the heart of NBC News' managerial conduct, based on the precedent above and as explained in more detail below, the Staff's precedent supports the conclusion that each of the Proposals implicates ordinary business matters within the meaning of Rule 14a-8(i)(7).

A. The Grab Proposal.

The Grab Proposal contains a number of resolutions requesting that GE conduct a review, among other things, to determine whether there is bias in the news of NBC, NBC News and MSNBC; rectify problems identified in the review; conduct monthly surveys to monitor the public's perception of news bias and impose "punitive" action against NBC, NBC News and MSNBC senior management if any perceived bias is not corrected; and publicize the outcome of the review.

On numerous prior occasions, the Staff has concurred that proposals requesting action to address alleged bias in television news programs are excludable because they implicate ordinary business matters relating to the nature, content and presentation of programming. Most recently, in *The Walt Disney Company* (avail. Nov. 9, 2004), the Staff concurred with the exclusion of a proposal requesting that the board eliminate "liberal bias" in the company's news telecasts and political-content films by engaging in certain specified actions on the basis that the proposal related to ordinary business – i.e., the nature, presentation and content of programming and film production. The Staff's concurrence in *The Walt Disney Company* is just the most recent example in a long line of letters that include *Capital Cities/ABC, Inc.* (avail. Mar. 16, 1993) (Staff concurred with exclusion of a proposal requesting that "management review the serious criticisms of its news reporting with a view to adopting measures to increase public confidence in the accuracy and objectivity" as ordinary business); *American Broadcasting Companies, Inc.* (avail. Feb. 28, 1984) (Staff concurred with the exclusion of a proposal requesting that directors and officers take action "to improve fairness and reduce bias in all news coverage provided by the corporation . . . and to give equal news coverage to key views of conservative leaders compared to liberal leftist causes and personalities" as relating to ordinary business operations (*i.e.*, the presentation and preparation of news broadcasts)); *CBS Inc.* (avail. Jan. 27, 1984) (Staff concurred with the exclusion of a proposal requesting the directors to implement a corporate policy to advance employees and monitor news broadcasts "to insure that impartiality and lack of bias is observed at all levels of the company" as relating to ordinary business of preparation and presentation of news broadcasts).

Likewise, the Staff previously has concurred that GE could exclude proposals seeking to address alleged bias in news and media programming. In *General Electric Company* (avail. Jan. 10, 2002; *recon. denied* Mar. 11, 2002), the Staff concurred with the exclusion of a proposal that is substantially similar to the present one. The proposal requested that the GE Board develop, implement and audit "a process by which all news programs broadcasted by the company [would] be fair and balanced to both conservatives and liberals" and that the "process, once implemented, [would] be forwarded to the stockholders for information in a manner suitable to the board." In concurring with the exclusion of the proposal under Rule 14a-8(i)(7), the Staff indicated that the proposal related to the nature, presentation and content of television programming. *See also General Electric Company* (avail. Feb. 4, 1992) (Staff concurred with the exclusion of a proposal requesting that GE's Board "take affirmative steps to eliminate the liberal bias that pervades the news programming at NBC" because it was directed to the content of news broadcasts, which constituted ordinary business).

The well-established precedents cited in the preceding two paragraphs demonstrate that the Grab Proposal is excludable under Rule 14a-8(i)(7). As with the proposals cited above, the Grab Proposal requires GE to undertake a review to determine if "there is a political bias being injected into the coverage and reporting of the news" and to analyze the "Bias charges regarding anchor comments and show content." Accordingly, because the Grab Proposal is explicitly directed at the "content", and because it attempts to address alleged bias in GE's news broadcasts, the Grab Proposal encroaches upon a matter that pertains to GE's ordinary business.

In addition, the Grab Proposal directs that the GE board of directors take punitive actions against senior management of NBC, NBC News and MSNBC if a specified level of perceived bias is maintained at the media operations after a specified number of months. Release No. 34-40018 (May 21, 1998) made it clear that decisions regarding hiring and terms of employment are "fundamental to management's ability to run a company on a day-to-day basis" and the Staff has consistently concurred that decisions about personnel actions are ordinary business matters. For example, in *Deere & Company* (avail. Aug. 30, 1999), the Staff granted no-action relief with regard to a proposal that sought to censure the company's CEO and reduce his salary. *See also UAL Corp.* (avail. Mar. 15, 1990) (Staff concurring with the omission of a proposal under Rule 14a-8(c)(7) regarding the censure, including a request for resignation, of the company's president and chief executive officer as ordinary business). In fact, the Staff has consistently sanctioned the exclusion of proposals dealing with workplace management, employee supervision, employee hiring and firing, personnel policies and conditions of employment, regardless of the industry of the registrant making the no-action request. As the Staff stated in *United Technologies* (avail. February 19, 1993), "[a]s a general rule, the Staff views proposals directed at the company's employment policies and practices with respect to its non-executive work force to be uniquely matters relating to the conduct of the company's ordinary business operations. Examples of the categories that have been deemed to be excludable on this basis are ... employee hiring and firing ...."

As with these proposals, the Grab Proposal addresses those matters that are "uniquely matters relating to the conduct of [GE's] ordinary business operations." Specifically, the Grab Proposal seeks to micro-manage GE by specifying particular employment and termination standards and by requiring GE to implement a system in which the senior management of NBC, NBC News and MSNBC will be subject to "punitive action" pursuant to the results of a national survey of perceived bias. Therefore, because the Grab Proposal explicitly impinges upon a matter that the Staff has consistently concurred to be part of a company's ordinary business operations, the Grab Proposal is excludable pursuant to Rule 14a-8(i)(7).

B. The Collins Proposal.

The Collins Proposal requests that the GE Board of Directors publicize its policies on race and "guest courtesy" regarding MSNBC's Hardball program "on air," that the GE Board of Directors and Mr. Matthews issue a written apology to Reverend Al Sharpton and that Mr. Wright be "publicly admonished for not taking a serious attitude about the racial policies of the General Electric Company."

As with the Grab Proposal, the Collins Proposal relates to ordinary business operations. On a number of occasions, the Staff has concurred that Rule 14a-8(i)(7) allows companies to exclude shareowner proposals seeking to influence the content of television programming when the proponents disagreed with the views expressed by on-air personalities. The Collins Proposal is clearly an expression of Collins's disagreement with Mr. Chris Matthews' views and is therefore ordinary business. Likewise, the provision in the Collins Proposal that Mr. Chris Matthews issue a written apology to Reverend Sharpton and that the GE Board of Directors "publicly admonish" Mr. Wright, implicate ordinary business matters by addressing the evaluation and supervision of employees. These positions are supported by the prior Staff concurrence that GE could exclude a proposal requesting that GE's Board of Directors prohibit all "unbiblical programming" and that Katie Couric be given a "public reprimand and a two week suspension" as ordinary business (content of programming). *General Electric Company* (avail. Feb. 1, 1999). Similarly, in *General Electric Company* (avail. Jan. 21, 1998), the Staff granted no-action relief with respect to a proposal requesting that NBC follow a code regarding "special sensitivity" in the use of material relating to sex, race, color, age, creed, religion or national or ethnic origin on the basis that it related to the ordinary business function of the content of programming. *See also Gannett Co., Inc.* (avail. Jan. 21, 1997) (concurrence with the exclusion of a proposal that related to the company establishing a policy prohibiting any of the company's newspapers from publishing anti-Catholic or anti-Semitic materials, which policy would be implemented by an ecumenical group with power to censure as constituting ordinary business (editorial and related policies for the company's newspapers)).

Accordingly, based on the strong precedent regarding the ordinary business nature of the content of television programming and disagreements with the views expressed by on-air personalities, as well as the censure and discipline of employees, we believe that the Collins Proposal may be omitted from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(7).

C. Because They Implicate Ordinary Business Matters, the Proposals Are Excludable in Their Entirety.

The concerns raised in the Grab Proposal and the Collins Proposal do not raise any significant policy issues, but instead seek to micromanage the company's business. Indeed, in addition to political bias, the Grab Proposal requests that the Board review NBC, NBC News and MSNBC's policies and guidance regarding news coverage and reporting standards and criteria;

policies regarding selection of news stories, story duration, time slotting of the coverage, camera angles and scripting; and hiring policies for news anchors and news content decision makers. Similarly, the Collins Proposals would require GE and certain of its employees to make specific public statements. All of these matters are ordinary business to NBC, NBC News and MSNBC. Even if certain aspects of the Grab Proposal and the Collins Proposal were to be viewed as touching upon significant issues, the Proposals are still properly excluded in their entirety pursuant to Rule 14a-8(i)(7) because they specifically address a number of aspects of GE's ordinary business operations, as demonstrated under the substantial precedent cited above. *See, e.g., Medallion Financial Corp.* (avail. May 11, 2004) ("There appears to be some basis for your view that Medallion may exclude the proposal under rule 14a-8(i)(7) relating to its ordinary business operations. We note that the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions. Accordingly, we will not recommend enforcement action to the Commission if Medallion omits the proposal from its proxy materials in reliance on 14a-8(i)(7)"); Wal-Mart Stores, Inc. (March 15, 1999) (proposal simultaneously seeking a report on labor practices and calling for wage adjustments excluded solely as a result of the wage adjustment portion of the proposal). Thus, even if the Grab Proposal or the Collins Proposals were deemed to implicate policy issues, they nonetheless are excludable because the Proposals also address matters that implicate GE's ordinary business operations.

II. The Grab Proposal May Be Excluded Under Rule 14a-8(b) and Rule 14a-8(f)(1) Because the Proponents Did Not Timely Provide the Requisite Proof of Continuous Stock Ownership in Response to GE's Request for that Information.

We believe that GE may exclude the Grab Proposal under Rule 14a-8(f)(1) because the Grabs did not substantiate their eligibility to submit the Grab Proposal under Rule 14a-8(b) in a timely manner. Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareowner] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareowner submits] the proposal." The Grabs submitted the Grab Proposal to GE by a letter dated October 29, 2004 that was received by GE on November 2, 2004. This letter did not include evidence demonstrating that the Grabs satisfied Rule 14a-8(b). *See* Exhibit C. Moreover, the Grabs do not appear in the records of GE's stock transfer agent as shareowners of record. Accordingly, in a letter dated November 3, 2004, which was sent within 14 days of GE's receipt of the Proposal, GE informed the Grabs of the requirements of Rule 14a-8(b), stated the type of documents that constitute sufficient proof of eligibility, and indicated that the Grabs' response had to be postmarked within 14 days of their receipt of GE's letter. A copy of GE's letter to the Grabs is attached hereto as Exhibit D. In addition, GE enclosed with its notice of deficiency a copy of Rule 14a-8, which also sets forth the manner in which the Grabs could submit adequate information. GE's November 3 letter was sent to the Grabs via overnight delivery, and GE has confirmation from the courier company that the letter was delivered to the Grabs on November 4, 2004. A copy of the confirmation from the courier company, Federal Express, is attached hereto as Exhibit E. Subsequently, on November 5, 2004, GE informed the Grabs in a letter that their shareowner proposal exceeded the 500 word limitation set forth in

Rule 14a-8(d). A copy of that letter is attached hereto as Exhibit F. Notwithstanding the Grabs' receipt of GE's notice of deficiency, the Grabs did not within 14 days provide proof of beneficial ownership satisfying the requirements of Rule 14a-8(b). On November 19, 2004, more than 14 days after the Grabs received GE's November 3 letter, the Grabs responded to it and to GE's November 5 letter by providing the required proof of ownership and revising their proposal. A copy of the Grab's November 19, 2004 letter and a copy of the Grabs' envelope postmarked November 19, 2004, are attached hereto as Exhibit G. GE received the Grabs' November 19, 2004 letter on November 24, 2004.

Rule 14a-8(f) provides that a company may exclude a shareowner proposal if the proponent fails to provide evidence that he or she has satisfied the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time. GE satisfied its obligations under Rule 14a-8 in its November 3 letter to the Grabs, which clearly stated:

- the ownership requirements of Rule 14a-8(b)(1);
- the type of documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b)(2)(i) and (ii); and
- that the Grabs' response had to be postmarked within 14 days after their receipt of GE's letter.

GE's notice also satisfied the standards set forth in Staff Legal Bulletin No. 14B ("SLB 14B"), published on September 15, 2004. In SLB 14B, the Staff indicated that if a company cannot determine whether a shareowner proponent satisfies Rule 14a-8's ownership requirements, the company should request that the shareowner provide proof of ownership that satisfies Rule 14a-8's requirements. In that regard, SLB 14B indicates that companies should use language that tracks Rule 14a-8(b), which states that the proponent must prove its eligibility by submitting either:

- a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the shareowner proponent submitted the proposal, the shareowner proponent continuously held the securities for at least one year; or
- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the shareowner proponent's ownership of shares as of or before the date on which the one-year eligibility period begins and the shareowner proponent's written statement that he or she continuously held the required number of shares for the one-year period as of the date of the statement.

As seen in Exhibit D, GE's November 3 letter contained this language, and thus provided the Proponents with appropriate notice regarding the ownership information that was required and the manner in which the Proponents must comply with the requirements of Rule 14a-8(b).

SLB 14B also recommends that companies consider including a copy of Rule 14a-8 with such notice of defects, which GE did in its November 3 letter.

On numerous occasions, the Staff has taken a no-action position concerning a company's omission of a shareowner proposal based on a proponent's failure to provide evidence of his or her eligibility under Rules 14a-8(b) and (f)(1). *See Intel Corporation* (avail. Jan. 29, 2004); *Motorola, Inc.* (avail. Sept. 28, 2001); *Target Corp.* (avail. Mar. 12, 2001); *Saks Inc.* (avail. Feb. 9, 2001); *Johnson & Johnson* (avail. Jan. 11, 2001). The Staff has extended a proponent's correction period beyond 14 days upon finding deficiencies in the company's communication. *See, e.g., Sysco Corp.* (avail. Aug. 10, 2001); *General Motors Corp.* (avail. Apr. 3, 2001) (extending the correction period because the company's notice did not adequately describe the documentation required under Rule 14a-8(b)). In the present case, we do not believe that an extension of the response period is warranted because GE's November 3 letter notifying the Proponents of the need to present satisfactory evidence supporting their beneficial ownership of GE's stock fully complied with the requirements of Rule 14a-8(f)(1) and SLB 14B. Accordingly, we believe that GE may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

III. The Grab Proposal and the Collins Proposal May Be Excluded or Should be Revised Under Rule 14a-8(i)(1) Because the Proposals Are Not a Proper Subject for Action By Shareowners under New York Law.

The Grab Proposal and the Collins Proposal properly may be omitted pursuant to Rule 14a-8(i)(1), which permits the omission of a shareowner proposal if the proposal is "not a proper subject for action by shareholders under the jurisdiction of the company's organization." The Grab Proposal is not stated in precatory language such that the Grab Proposal requests or recommends action. Rather, the Grab Proposal mandates that certain actions be taken: that GE will undertake a review to determine whether there is a political bias in news reporting; that GE initiate an outside review to determine company policy regarding the selection of news stories, the hiring policies for news anchors and news decision makers among others; and that GE implement a monthly, nation survey, "soliciting the reaction of the viewing public to NBC News coverage."

Similarly, the Collins Proposal is not stated in precatory language such that the Collins Proposal requests or recommends actions. Rather, the Collins Proposal mandates that the Board and Mr. Chris Matthews issue a written apology to Reverend Al Sharpton; that Mr. Robert C. Wright be "publicly admonished" for "not taking a serious attitude about the racial policies of General Electric Company"; and that the Board publicly state its policies on race and guest courtesy "on air."

GE is incorporated under New York law. Section 701 of the New York Business Corporation Law ("NYBCL") provides that "the business of a corporation shall be managed under the direction of its board of directors" subject to specified powers that must be contained in the certificate of incorporation. In the present case, neither the NYBCL nor GE's certificate of incorporation, as amended, restrict GE's board of directors in any way that is relevant to the Grab and Collins Proposals' requirements, respectively. Consequently, because the Grab Proposal and the Collins Proposal do not allow the GE Board to exercise its judgment in managing GE, they are not a proper subject for action by the shareowners under the laws of the State of New York.

The Staff has consistently concurred with the view that a shareowner proposal that mandates or directs a company's board of directors to take certain action is inconsistent with the authority granted to a board of directors under state law and thus violative of Rule 14a-8(i)(1). For example, in *International Paper* (avail. Mar. 1, 2004), the Staff concurred that a shareowner proposal requiring that none of the five highest paid executives and any non-employee directors receive future stock options could be omitted from the company's proxy materials under Rule 14a-8(i)(1) as an improper subject for shareowner action under the NYBCL, if the proponent failed to provide the company with a proposal recast as a recommendation or request to the board of directors. *See also Longview Fibre Co.* (avail. Dec. 10, 2003) (indicating that a proposal requiring the board of directors to split a corporation into distinct entities was excludable under Rule 14a-8(i)(1) if the proponent did not provide the company, within seven days after receipt of the Staff's response, with a proposal recast as a recommendation or request); *Phillips Petroleum Co.* (avail. Mar. 13, 2002) (indicating that a proposal relating to an increase of 3% of the annual base salary of the company's chairman and other officers could be omitted from the company's proxy materials under Rule 14a-8(i)(1) as an improper subject for shareowner action under applicable state law, if the proponent did not provide the company, within seven days after receipt of the Staff's response, with a proposal recast as a recommendation or request).

For purposes of this letter, as a member in good standing admitted to practice before courts in the State of New York, I am of the opinion that the Proposal is not a proper subject for action by GE's shareowners under the laws of the State of New York. Therefore, we believe that the Grab Proposal and the Collins Proposal may be omitted from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(1). In the alternative, even if the Staff concludes that the Grab Proposal or the Collins Proposal is not properly excludable under Rule 14a-8(i)(1), we respectfully request that the Staff require the Grab Proposal and the Collins Proposal to be revised as a recommendation or request and concur with our view that the Grab Proposal and the Collins Proposal may be excluded if they are not respectively revised as a recommendation or request within seven days of the proponent's receipt of the Staff's response.

IV. The Collins Proposal Is Excludable in its Entirety, or Alternatively, Must be Revised Pursuant to Rule 14a-8(i)(3) Because the Collins Proposal Contains Materially False and Misleading Statements in Violation of Rule 14a-9.

Should the Staff determine that the Collins Proposal is not excludable under either Rule 14a-8(i)(7) or Rule 14a-8(i)(1), we respectfully request that the Staff either concur in the exclusion of certain statements in accordance with Rule 14a-8(i)(3) because the Collins Proposal contains statements that are materially false or misleading in violation of Rule 14a-9.

In the supporting statement, the Collins Proposal indicates that Mr. Matthews "did publicly invoke racists [sic] and demeaning comments directed at the Reverend Al Sharpton" and that Collins did not believe that "Mr. Matthews should invoke racists [sic] and demeaning remarks to any individual on a national program owned in part by the General Electric Company ...." In Staff Legal Bulletin No. 14B ("SLB 14B"), published on September 15, 2004, the Staff clarified its views regarding when modifications or exclusions of proposals or supporting statements are appropriate under Rule 14a-8(i)(3). Specifically, SLB 14B indicates that modification or exclusion is appropriate, among other things, when the proposal includes statements that directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation.

Consistent with SLB 14B, we believe that the characterization of Mr. Matthews' remarks as racist and demeaning directly impugns Mr. Matthews' character, integrity and personal reputation and is without factual foundation. In prior no-action precedent, the Staff has concurred that statements impugning character, integrity or reputation or alleging improper, illegal or immoral conduct without factual foundation are misleading and may be excluded under Rule 14a-8(i)(3). *See, e.g. Philip Morris Cos. Inc.* (avail. Feb. 07, 1991); *Standard Brands* (avail. Mar. 12, 1975); *Idacorp, Inc.* (avail. Jan. 9, 2001). In *Philip Morris*, the proposal contained a resolution requiring the company to "immediately cease contributing money or aiding in any way politicians, individuals, or organizations that advocate or encourage bigotry and hate." The Staff concurred with the omission of the proposal due, in part, on statements in the supporting statement that impugned the character of the company's management and others. In *Standard Brands* (avail. Mar. 12, 1975), the Staff concurred with the exclusion of a proposal where the supporting statement contained a reference to "economic racism." The Staff noted that this reference "would seem to impugn the character, integrity and reputation of the company by implying, without the necessary factual support required by Rule 14a-9, that the company is one of those entities which would be prohibited under [a lawsuit] from further practicing economic racism."

While the nature of the program "Hardball" involves Mr. Matthews aggressively challenging comments made by his guests, we believe that it is inappropriate and inaccurate for Collins to assert that Mr. Matthews' comments were "racist" and "demeaning." Because these statements directly impugn Mr. Matthews' character, integrity and personal reputation, we respectfully request that the Staff require the exclusion of all references to Mr. Matthews as having made racist and demeaning remarks.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if GE excludes each of the Proposals from its 2005 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Thomas J. Kim, GE's Corporate and Securities Counsel, at (203) 373-2663.

Sincerely,



Ronald O. Mueller

Enclosures

cc: Thomas J. Kim, General Electric Company
William A. Grab and Anne E. Grab
Bobby D. Collins

70303129_4.DOC

EXHIBIT A

"Resolved, that the shareholders of the General Electric Company hereby request that a study be conducted regarding charges of news bias within NBC, NBC News and MSNBC, fully owned subsidiaries of General Electric Company, rectify any problems identified in the study and conduct monthly surveys of the viewing public to monitor the level of the publics perception of news bias."

60

The 2004 Presidential election season has brought numerous charges against the major news networks of political bias in the reporting and coverage of the news. NBC News, a fully owned subsidiary of General Electric has been accused, on numerous occasions, of inserting that bias into their news coverage. This is a serious charge. This perceived bias has been cited as a reason for the dramatic reduction in overall market share, thus reducing viewer ship and the amount that can be charged for commercial advertising.

266

Fox News Network continues to gain market share in the evening news arena and the coverage of special news events. Regardless of individual shareholder political views, the fact remains that NBC News continues to lose market share, thus reducing OUR overall profitability and the dividends allocated by General Electric to us, the shareholders. In order to maximize our profits, it is imperative that General Electric compete on all fronts, thus NBC and NBC News must regain the confidence of the public, thus allowing General Electric to maximize the amount thy can charge advertisers to use the airwaves leased by our company. The investment in a study and the corrective actions needed to modify the "News Culture" is an investment in our bottom line. News and politics must be neutral. Editorial content and commentary are separate marketing items. Each should be exploited to the fullest extent possible in their own venues, once again to maximize the profits and dividends. The perception of political bias in the reporting of the news on NBC must be eradicated and NBC must regain the confidence and support of the viewing public.

Be it resolved, that the General Electric Company will undertake a systematic review of their fully owned subsidiary, NBC, NBC News and MSNBC to determine whether or not there is a political bias being injected into the coverage and reporting of the news. This review will cover all NBC entities that directly or indirectly purport to present news items versus editorial content, over the airwaves.

70

Be it resolved, that General Electric Company will initiate an outside review of NBC and NBC News. Areas of interest include:

1. Official company policies and informal guidance (emails & memorandums) regarding news coverage and reporting standards and criteria
2. Bias charges regarding anchor comments and show content will be reviewed (conservative and liberal advocacy & research group complaints)
3. Determine company policy regarding the selection of news stories, story duration, time slotting of the coverage, camera angles and scripting.
4. Determine the hiring policies for news anchors and news decision makers. Determine if political affiliation and social beliefs are part of the formal & informal selection and hiring process?
5. Identify problems areas and recommend corrective action.

6. Implement a monthly, national survey, soliciting the reaction of the viewing public to NBC News coverage and publish the results of that poll on NBC Nightly News and the web sites of NBC, NBC News and General Electric.
    a. It will be mandated, that the directors of NBC, NBC News and MSNBC must meet with and present explanations & solutions to the General Electric Board of Directors if the monthly survey results indicate a perceived bias in news reporting of 55.01% or greater in either direction ("too conservative or too liberal").
    b. If after one quarter (three (3) months) the percentage does not dip below the threshold of 55.01%, then punitive action will be taken against the senior management of NBC, NBC News and MSNBC (i.e. performance review & reduction of overall bonuses respectively)

Be it resolved, that the Board of Directors of the General Electric Company will provide a written copy of the findings upon request to any stockholder and they will post the results of the survey on the General Electric, NBC, NBC News and MSNBC web sites for viewing by the stockholders and the general public.

Wachovia Securities, LLC
1515 Ringling Boulevard, Suite 600
Sarasota, FL 34236

Gary W. Keller
Financial Advisor
Quantum Portfolio Manager

Tel 941 951-7033
Fax 941 951-7077
800 237-9400
gary.w.keller@wachoviasec.com



WACHOVIA SECURITIES

Mr. and Mrs. Bill Grab
3 Burns Road
Stafford, VA 22554

Dear Bill and Anne:

Please find enclosed the information that you requested for General Electric. Our records clearly identify when we understood that you purchased General Electric and the purchase price. If I can help you in anyway in the future, please let me know.

Sincerely,

Gary Keller

Gary W. Keller
Financial Advisor
Quantitative Choice Portfolio Manager

Command Asset Program

WILLIAM A GRAB JR &
ANNE E GRAB JT TEN
TOD ACCOUNT

Sub / Branch / Rep / Account No. / CAP Account No.
001 / PFM9 / PO07 / 3809-8903 / [illegible]

October 1 - October 31, 2004

Your Financial Advisor:
GARY KELLER
1515 RINGLING BLVD.
SUITE 600
SARASOTA FL 34236
941-366-7400 / 800-237-9400

For Banking Inquiries:
(800) COMMAND
(800) 266-6263

En Espanol:
(800) 326-8977

Total Value Comparison


108,390
81,292
54,195
27,097
0
11/03 12/03 01/04 02/04 03/04 04/04 05/04 06/04 07/04 08/04 09/04 10/04

Portfolio Summary

Portfolio Assets

	Value on Sept 30	Value on Oct 31	Est. Ann. Income	% Total Assets
Cash and Money Market	[illegible]	[illegible]	[illegible]	[illegible]
Stocks and Options	[illegible]	[illegible]	[illegible]	[illegible]
Preferred Stocks	$0.00	$0.00	0.00	
Fixed Income Securities	[illegible]	[illegible]	[illegible]	[illegible]
Open End Mutual Funds	[illegible]	[illegible]	[illegible]	[illegible]
Closed End Mutual Funds	$0.00	$0.00	0.00	
Managed Futures/Hedge Funds	$0.00	$0.00	0.00	
Annuities/Insurance *	[illegible]	[illegible]	0.00	[illegible]
Unit Investment Trusts	$0.00	$0.00	0.00	
Total Assets	[illegible]	[illegible]	[illegible]	[illegible]
Outstanding Margin Balance	$0.00	$0.00	0.00	
Net Portfolio Value	[illegible]	[illegible]		

*Annuities are held directly by the issuing insurance company, not in the brokerage account. Annuities are not protected by SIPC.

Asset Allocation (Portfolio Assets)


Cash and Money Market
Stocks and Options
Fixed Income Securities
Annuities/Insurance
Other

Other Assets/Liabilities

These positions reflect purchases made through us or information supplied to us; they are displayed for informational purposes only. If you no longer own any of these investments, please tell us so we can update this section. These assets are not included in the net portfolio value, and are not protected by SIPC.

	Value/Cost on Sept 30	Value/Cost on Oct 31
Direct Investments	$0.00	$0.00
Special Products	$0.00	$0.00
Other Wachovia Assets	$0.00	$0.00
Other Wachovia Liabilities	$0.00	$0.00
Repurchase Agreements/Bonds Borrowed	$0.00	$0.00
Total Other Assets/Liabilities	**$0.00**	**$0.00**

Gain/Loss Summary

Realized Gain/Loss	This Period	Year to Date
Short-term	$0.00	$0.00
Long-term	$0.00	$0.00
Total Realized Gain/Loss	**$0.00**	**$0.00**

Unrealized Gain/Loss	Current
Short-term	[illegible]
Long-term	[illegible]
Total Unrealized Gain/Loss	[illegible]

WILLIAM A GRAB JR &
ANNE E GRAB JT TEN
TOD ACCOUNT

Sub / Branch / Rep / Account No. / CAP Account No.
001 / PFM9 / PO07 3809-8903 / [redacted]

October 1 - October 31, 2004

Portfolio Assets

This section includes estimated or unrealized gains or losses for your information only and should not be used for tax purposes. If acquisition information is not available, the gain/loss information may not be displayed and section and summary totals may not reflect your complete portfolio. Cost basis information provided by the account owner is not verified by First Clearing, LLC and should not be relied upon for legal or tax purposes. Bonds purchased at a premium or O.I.D. (Original Issue Discount) will be carried at the original cost basis. Factored bonds (GNMA, CMO, etc.) will be adjusted for paydown of principal. Systematic investments in mutual funds and reinvested dividends for mutual funds and stocks have been consolidated for each position. Unit cost data for systematic investments and dividend reinvestment securities is provided for informational purposes only and is a non-weighted average. To update your cost information or provide omitted cost information, contact your Financial Advisor. Estimated Annual Income, when available, reflects the estimated amount you would earn on a security if your current position and its related income remained constant for a year. Estimated Annual Yield, when available, reflects the current estimated annual income divided by the current value of the security as of the statement closing date. The information used to derive these estimates is obtained from various outside vendors; FCC is not responsible for incorrect or missing estimated annual income and yields.

Cash and Money Market Funds

Description	Current market value	Est. ann. income	Est current yield(%)
BANK DEPOSIT SWEEP OPTION Interest Period 10/01/04 - 10/31/04	[redacted]	[redacted]	[redacted]
Total Cash and Money Market Funds	[redacted]		

Curious how your securities are performing? The "Unrealized Gain/Loss" column tells you how much each stock has increased or decreased in value since you bought it (based on cost data supplied by you or by outside services, which may not be complete). Revisions to this information (because of corporate mergers, tenders and other reorganizations, for example) may be necessary from time to time. To update your cost information or provide omitted costs, contact Your Financial Advisor.

Stocks and Options

Stocks

Description	Symbol	Quantity	Price or Adj. Cost	Cost or Other Basis	Current Price	Current Market Value	Unrealized Gain/Loss	Est. Ann. Income	Est. Ann. Yield (%)
AGERE SYSTEMS INC CL B Acquired 12/01/00 L*	AGR/B	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	N/A	N/A
AUTONOMY CORP PLC-SPON ADR (NEW) Acquired 08/30/00 L	AUTN	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	N/A	N/A
FINISAR CORP Acquired 04/24/00 L	FNSR	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	N/A	N/A
GENERAL ELECTRIC COMPANY	GE				34.1200			$560.00	2.34
Acquired 12/01/00 L		525	50.88	$26,712.00		$17,913.00	- $8,799.00		
Acquired 09/18/01 L		125	34.99	$4,479.75		$4,265.00	- $214.75		
Acquired 09/20/01 L		50	31.06	$1,613.25		$1,706.00	$92.75		
Total		700		$32,805.00	34.1200	$23,884.00	- $8,921.00	$560.00	2.34

* L = Long-term (shares held more than 1 year), S = Short-term (shares held 1 year or less)

EXHIBIT B

Bob Collins
103 Poppy Lane
Asheville, NC 28803

Benjamin W. Heineman, Jr.
Secretary/Board of Directors
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Mr. Heineman:

Attached is my proposal that I am submitting to the General Electric Company's Board of Directors to be presented at the 2005 Shareholders Annual Meeting.

A letter sent to Mr. Robert C. Wright, Vice Chairman of the Board, is attached, dated August 1, 2004. This shareholder proposal could have been avoided had Mr. Wright taken the attached letter more serious.

Also attached is a statement which shows my standing to present such a proposal.

Respectfully,



Bobby D. Collins
Dated 9/13/04

Attachments:
- (1) Shareholder Proposal
- (2) Account Statement

(828) 687-8941
e-mail: bobcollins@charter.net

Bob Collins
103 Poppy Lane
Asheville, NC 28803

SHAREHOLDER PROPOSAL

Bobby D. Collins of 103 Poppy Lane, Asheville, NC 28803-8678 is hereby notifying the Board of Directors of the General Electric Company that he intends to submit the following proposal at the 2005 Annual Shareholder Meeting.

After Mr. Chris Matthews of the "Hardball" program on MSNBC, during the Democratic National Convention, in Boston MA did publicly invoke racists and demeaning comments directed at the Reverend Al Sharpton. Mr. Matthews called Reverend Sharpton a "Rabble Rouser" and he accused Reverend Sharpton of building his career on "false premises".

While Mr. Matthews has every right to espouse his personal opinions, I do not believe that Mr. Matthews should invoke racists and demeaning remarks to any individual on a national program owned in part by the General Electric Company and it's shareholders, unless, of course that the General Electric Company espouses such policies, which I believe that it does not.

My Proposal:

(1) That the Board of Directors publicly state it's policies on race and guest courtesy on the "Hardball" program on "on air".

(2) That the Board of Directors and Mr. Matthews issue a written apology to Reverend Sharpton.

(3) That Mr. Robert C. Wright be publicly admonished for not taking a serious attitude about the racial policies of the General Electric Company.

The General Electric Company is much too good a company to countenance such a demeaning attitude of any person representing our company.



Bobby D. Collins
Dated: 9/13/04

(828) 687-8941
E-mail: bobcollins@charter.net

Bob Collins
103 Poppy Lane
Asheville, NC 28803

Mr. Robert C. Wright
Vice Chairman of the Board
And Executive Officer of the Board
General Electric Company
Fairfield, Connecticut 06828

Mr. Wright:

Never in my life have I observed such arrogant treatment of a guest on one of your MSNBC programs as Mr. Chris Matthews treated the Rev. Al Sharpton on Wednesday and Thursday nights at the DNC Convention. Mr. Matthews, indirectly and possibly directly, called Rev. Sharpton a " rabble rouser" for the speech that he gave to the convention. Mr. Matthews screamed louder than his panel of guest to make sure he drowned them out to get his way.

Then on the next night Mr. Matthews accused Rev. Sharpton of building his career on false premises. That within itself was not bad . But the argumentative, hate filled manner that Mr. Matthews presented was very obvious. I have never in my life seen such obvious hate displayed. Does General Electric and MSNBC promote racist policies shown on Chris Matthew's program. If your policies have changed then please make a public statement to this effect so that your viewing audience will know what you espouse.

Mr. Matthews owes Rev. Sharpton an on air apology for his racist and demeaning remarks. I would suggest that you view the footage in order to get the real feel for the hate filled remarks. The tone of voice Mr. Matthews used, is most important to listen to.

This is not the GE Company that I have known for fifty years. Unless an apology is extended, I plan to introduce a proposal at your next shareholders meeting condemning MSNBC's and the General Electric Company racists , hate filled comments of Mr. Matthews. Mr. Matthews is too much of a good person to act in such a demeaning manner to a minority person.

For demographic information on me, I am a radical conservative old person with an occasional lapse of liberal b-- s---.

General Electric is much too good a company to let an employee talk to anyone like Mr. Matthews talked to Rev. Sharpton. And, oh! By the way, I am a person of color ----------white ?



Bob Collins
8/1/04

(828) 687-8941
e-mail: bobcollins@charter.net

Retirement
Account Statement

Statement Period: 07/01/2004 - 07/31/2004

Portfolio Holdings *(continued)*

Quantity	Description	Market Price	Market Value	Estimated Annual Income	Estimated Yield
Equities 39.00% of Portfolio					
Stocks, Rights and Warrants					
6,250.302	GENERAL ELECTRIC CO COM Dividend Option: Reinvest *Security Identifier:* GE	33.2500	20[illegible],[illegible].55	5,[illegible].64	2.4[illegible]%
Total Stocks, Rights and Warrants			$20[illegible],[illegible].55	$5,[illegible].64	
Total Equities			$20[illegible],[illegible].55	$5,[illegible].64	

Quantity	Description	Market Price	Market Value	Estimated Annual Income	Estimated Yield
27,557.011					
Total Mutual Funds					

Description	Market Value	Estimated Annual Income
Total Portfolio Holdings		

17-2122
25123
25123

WE HAVE BEEN REQUESTED TO FORWARD
THE ENCLOSED INFORMATION
REGARDING YOUR INVESTMENT IN
GE INVESTMENT DISTRIBUTORS INC.
WHICH IS HELD IN YOUR ACCOUNT
AT GE FINANCIAL BROKERAGE SERVICES

SOME ISSUING COMPANIES OFFER SHAREHOLDER
COMMUNICATIONS, INCLUDING PROXY MATERIAL, VIA THE
INTERNET. IF YOU PREFER THIS OPTION, PLEASE LOG ON
TO OUR WEBSITE AT **www.investordelivery.com**
AND FOLLOW THE INSTRUCTIONS. IF AND/OR WHEN ISSUING
COMPANIES HELD IN YOUR ACCOUNT OFFER THEIR MATERIAL
ELECTRONICALLY, YOU WILL BE SENT AN E-MAIL
NOTIFICATION.

M31022-010

17-2122

F 5024 3011 3282

GE FINANCIAL BROKERAGE SERVICES

201 MERRITT 7
PO BOX 5005
NORWALK, CT 06856-5005
25123
25123

1368

24370

************AUTO** 3-DIGIT 288
IRA FBO BOBBY D COLLINS
PERSHING LLC AS CUSTODIAN
ROLLOVER ACCOUNT
103 POPPY LN
ASHEVILLE NC 28803-8678





A/C 34V5117531





Thomas J. Kim
Corporate and Securities Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2663
F 203 373 3079
tom.kim@ge.com

September 21, 2004

By Federal Express
Bob Collins
103 Poppy Lane
Asheville, NC 28803

Re: Shareowner Proposal

Dear Mr. Collins:

We received your September 13, 2004 letter regarding your shareowner proposal relating to Chris Matthews and the "Hardball" program on September 20, 2004.

Your letter fails to show that you are eligible to submit a shareowner proposal under Rule 14a-8 under the Securities Exchange Act of 1934, as amended. This rule requires you to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold these shares through the date of the shareowner meeting.

If you are the registered holder of your shares, which means that your name appears on our records as a shareowner, we can verify your eligibility. Please let us know if you are the registered holder. If you are not the registered holder of your shares, then you can prove your eligibility by submitting to us a written statement from the record holder of your shares (usually your broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year.

You also need to provide us with a written statement that you intend to continue to hold your shares through the date of the shareowner meeting.

Under the SEC's rules, your response to this letter must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. You can send me your response to the address or fax number as provided above.

For your information, I enclose a copy of Rule 14a-8.

I am sending this letter to you on September 21, 2004 by Federal Express, for delivery on September 22, 2004.

Thank you.

Very truly yours,



Thomas J. Kim

Enclosure

Shareholder Proposals – Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing

the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.



GE Financial Brokerage Services

3001 Summer Street, P.O. Box 120041
Stamford, CT 06912-0041
800 906-5015
www.gefinancialbrokerage.com

September 24, 2004

RE: Bobby Collins

Thomas J. Kim
Corporate Securities
General Electric Co.
3135 Easton Turnpike
Fairfield, CT 06828

Dear Thomas J. Kim:

In regard to our conversation about the **IRA account of Bobby Collins Pershing LLC as Custodian**, please use this letter as your verification that, as of today's date, Mr. Collins does own 6,258 shares of GE stock and has owned this position prior to September 1, 2003.

If you should have any questions, please feel free to contact me at 203-708-3173.

Sincerely yours,



Robert S. Handley
Securities Servicing Rep
Genworth Financial

THE UPS STORE 3801
354A HENDERSONVILLE RD
SHEVILLE NC 28803
628-277-7445-TELEPHONE
828-277-7447-FAX
MON THRU FRI 8AM TO 6PM
SAT 9AM TO 5PM


UPS

Fax Cover

The UPS Store

To: Thomas J. Kim   Fax #: 203 373 3079

Date: 9/22/04   # of Pages *(including cover sheet)*: 2

From: Bobby D. Collins   Phone #: 828-687-8941

Subject: Shareowner Proposal

Bob Collins
103 Poppy Lane
Asheville, NC 28803

September 22, 2004

Thomas J. Kim
Corporate & Securities Counsel
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

By Fax 203 373 3079

Re: Shareowner Proposal

Mr. Kim:

In accordance with rule 14A/8 under the Securities Exchange Act of 1934, as amended, I hereby declare that I will keep the number of shares and dollar amount necessary to comply with this rule for at least one year at the time I submitted my shareowner proposal.

Mr. Bob Hadley of GE Financial Brokerage at 1 800 905 5815 assures me as of approximately 12:30 PM EDT that he will be faxing the requested and proper documentation to meet the SEC regulations.

Please advise immediately via phone or email if you do not receive this documentation in the next two days.

Respectfully,



Bobby D. Collins


KATHERINE M EATON
NOTARY
PUBLIC
BUNCOMBE COUNTY N.C.

GE Financial Brokerage Services Account # 34V-511753

Bobby Dean Collins did appear before me and signed voluntarily on the 22nd of September, 2004. Proof of identification was provided by N.C. Drivers License. Commission expires 06/26/08

Katherine M. Eaton
Katherine M. Eaton
Notary

(828) 687-8941
Email: bobcollins@charter.net

City of Asheville
Co. of Buncombe

FACSIMILE


Genworth
Financial

Terra Securities

3001 Summer Street
PO Box 120031
Stamford CT 06912
800-636-7203
866-239-6401 Fax#
www.genworth.com

GE FINANCIAL IS NOW GENWORTH FINANCIAL

☒ **URGENT: PLEASE DELIVER IMMEDIATELY**

To: Thomas J. Kim

From: Bob

Tel #: 800-636-7203

Date: 9/22/2004

Fax: [redacted]

Total Pages: 6

Message:

Please find enclosed a statement for the account of Bobby Collins. This shows that he currently owns shares of GE stock. He has held these shares prior to 2003. If you require a statement showing the purchase, please contact the client.

Thanks

Bob Handley
203-708-3173

☒ **PLEASE CALL 800.636.7203 IF AN ERROR OCCURRED DURING TRANSMISSION**

☒ Original will follow by mail.

☒ No other copy will be sent

Please make copies and distribute



GE Financial Brokerage Services
P.O. Box 120041, Stamford, CT 06912-0041

B000000000095 41CSF30008

IRA FBO BOBBY D COLLINS
PERSHING LLC AS CUSTODIAN
ROLLOVER ACCOUNT
103 POPPY LN
ASHEVILLE NC 28803-8678

Retirement
Account Statement

Statement Period: 07/01/2004 - 07/31/2004

Valuation at a Glance

	This Period
Beginning Account Value	
Dividends/Interest	
Change in Account Value	
Ending Account Value	
Estimated Annual Income	

Asset Allocation

	Value Last Period	Value This Period	Percent Allocation
Equities			
Mutual Funds			
Account Total (Pie Chart)			



Asset Allocation percentages are rounded to the nearest whole percentage.

Pie Chart allocation excludes all asset classes which net to a liability.

B00000000009541CS730009

Clearing Through **Pershing** A BNY Securities Group Co. Solutions from The Bank of New York
PAR-02-CUTSHEET

One Pershing Plaza, Jersey City, New Jersey 07399

Customer Service Information

Your Registered Representative:
Identification Number: 7HU

Prior Year-End Fair Market Value: $[redacted]

Messages

WHEN MAKING YOUR ANNUAL TRADITIONAL OR ROTH IRA CONTRIBUTION, PLEASE INDICATE IN WRITING THE TAX YEAR FOR WHICH THE CONTRIBUTION SHOULD BE APPLIED. THE MAXIMUM ANNUAL CONTRIBUTION LIMIT FOR THIS YEAR IS $3,000. INDIVIDUALS WHO ARE THE AGE OF 50 AND OLDER CAN MAKE AN ADDITIONAL $500 CONTRIBUTION TO A TRADITIONAL OR ROTH IRA.

GE FINANCIAL BROKERAGE SERVICES IS THE PROGRAM NAME FOR SECURITIES SERVICES OFFERED BY TERRA SECURITIES COPORATION, MEMBER NASD/SIPC.

GE FINANCIAL BROKERAGE SERVICES CAN BE CONTACTED BY CALLING (800) 905-5815.

Portfolio Holdings

Quantity	Description	Opening Balance	Closing Balance	Accrued Income	Income This Year	30-day Yield
Cash and Cash Equivalents	**0.00% of Portfolio**					
Money Market						
	PERSHING GOVT ACCOUNT	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Total Money Market		[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Total Cash and Cash Equivalents		[redacted]	[redacted]	[redacted]	[redacted]	

GE Financial Brokerage Services
P.O. Box 120041, Stamford, CT 06912-0041 · www.gefinancialbrokerage.com

Retirement Account Statement

Statement Period: 07/01/2004 - 07/31/2004

Portfolio Holdings (continued)

Quantity	Description	Market Price	Market Value	Estimated Annual Income	Estimated Yield
Equities					
Stocks, Rights and Warrants					
6,258.302	GENERAL ELECTRIC CO COM Dividend Option: Reinvest *Security Identifier:* GE	33.2500	208,088.55	5,006.64	2.40%
Total Stocks, Rights and Warrants			$208,088.55	$5,006.64	
Total Equities			$208,088.55	$5,006.64	

Quantity	Description	Market Price	Market Value	Estimated Annual Income	Estimated Yield
Mutual Funds 61.00% of Portfolio					
27,557.011	*Security Identifier:* GGVCX				
Total Mutual Funds					

Description	Market Value	Estimated Annual Income
Total Portfolio Holdings		

Portfolio Holdings *(continued)*

Disclosures and Other Information

Pricing - Securities prices may vary from actual liquidation value. Prices shown should only be used as a general guide to portfolio value. Prices are received from various pricing services. However, pricing services are sometimes unable to provide timely information. Where pricing sources are not readily available, particularly on certain debt securities, estimated prices may be generated by a matrix system taking various factors into consideration. The pricing of listed options takes into account the last closing price, as well as the current bid and offer prices. Where securities have not been priced, such securities have not been included in the Asset Allocation information at the beginning of this statement.

Reinvestment - The dollar amount of Mutual Fund distributions, Money Market Fund income, or dividends or other securities shown on your statement may have been reinvested into additional shares. You will not receive confirmation of these reinvestment transactions. However, information pertaining to these transactions which would otherwise appear on confirmations, including the time of execution and the name of the person from whom your security was purchased, will be furnished to you upon written request to your introducing firm. In dividend reinvestment transactions, Pershing acts as your agent and receives payment for order flow, the source and nature of which payment will be furnished to you upon written request to your introducing firm.

Option Disclosure - Information with respect to commissions and other charges incurred in connection with the execution of option transactions has been included in confirmations previously furnished to you. A summary of this information is available to you promptly upon your written request directed to your introducing firm. In order to assist your introducing firm in maintaining current background and financial information concerning your option accounts, please promptly advise them in writing of any material change in your investment objectives or financial situation. Expiring options which are valuable are exercised automatically pursuant to the exercise by exception procedure of the Options Clearing Corporation. Additional information regarding this procedure is available upon written request to your introducing firm.

Transactions in Date Sequence

Process/ Settlement Date	Trade/ Transaction Date	Activity Type	Description	Quantity	Price	Accrued Interest	Amount

Transactions Summary	Total Amount	Currency
UNITED STATES DOLLAR	0.00	USD

The price and quantity displayed may have been rounded.

Retirement Account Transactions

	Tax Year - 2004		Tax Year - 2003	
	This Period	Year-to-Date	This Period	Year-to-Date
Distributions				
Normal				
Total Distributions				

GE Financial Brokerage Services
P.O. Box 120041, Stamford, CT 06912-0041 • www.gefinancialbrokerage.com

Retirement
Account Statement

Statement Period: 07/01/2004 - 07/31/2004

Retirement Account Transactions *(continued)*

	Tax Year - 2004 This Period	Tax Year - 2004 Year-to-Date	Tax Year - 2003 This Period	Tax Year - 2003 Year-to-Date
Federal Tax Withheld on Distributions				
Normal				
Total Federal Tax Withheld				
State Tax Withheld on Distributions				
State Tax Withheld				
Total State Tax Withheld				
Total Tax Withheld on Distributions				

NOTE: The amounts shown in the Year-to-Date columns are aggregate amounts of all transactions conducted for a particular transaction type.

Income Summary

	Current Period Tax Deferred	Year-to-Date Tax Deferred
Dividends and Interest		
Cash Dividends on Equities		
Mutual Fund Dividends - Current Year		
Total Dividends and Interest		

EXHIBIT C

Benjamin W. Heineman, Jr.
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

William & Anne Grab
3 Burns Road
Stafford, VA 22554

29 October 2004

Sir,

Attached, please find a copy of our Proposal for inclusion in next years' proxy statement for presentation at the 2005 General Electric Annual Meeting.

We own 700 shares of General Electric common stock.

Sincerely,

William A. Grab, jr.

Anne E. Grab

EXHIBIT D



Thomas J. Kim
Corporate and Securities Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2663
F 203 373 3079
tom.kim@ge.com

November 3, 2004

By Federal Express
William & Anne Grab
3 Burns Road
Stafford, VA 22554

Re: Shareowner Proposal

Dear Mr. And Mrs. Grab:

We received your October 29, 2004 letter regarding your shareowner proposal relating to NBC on November 2, 2004.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, states that you must submit sufficient proof that you have continuously held at least $2,000 in market value, or 1%, of the company's common stock for at least one year as of the date you submitted the proposal. You must also confirm that you will continue to hold these shares through the date of the shareowner meeting. We are sending you this letter to notify you that we have not received your required proof of ownership and undertaking.

To remedy this defect, you must satisfy these requirements. Under Securities and Exchange Commission interpretations, sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually your broker or a bank) verifying that, at the time you submitted this proposal, you continuously held the shares for at least one year; or

- if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level and your written statement that he continuously held the required number of shares for the one-year period.

You also need to provide us with a written statement that you intend to continue to hold your shares through the date of the shareowner meeting.

Under the SEC's rules, your response to this letter must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. You can send me your response to the address or fax number as provided above.

For your information, I enclose a copy of Rule 14a-8.

I am sending this letter to you on November 3, 2004 by Federal Express.

Thank you.

Very truly yours,



Thomas J. Kim

Enclosure

Shareholder Proposals – Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing

the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

EXHIBIT E

Teel, Betti (Corporate)

From: FedEx [donotreply@fedex.com]
Sent: Thursday, November 04, 2004 2:13 PM
To: Teel, Betti (Corporate)
Subject: FedEx shipment 791377648048

Our records indicate that the shipment sent from Betti Teel/General Electric Company to William and Anne Grab has been delivered.
The package was delivered on 11/04/2004 at 1:57 PM and signed for or released by J.GRAB.

The ship date of the shipment was 11/03/2004.

The tracking number of this shipment was 791377648048.

FedEx appreciates your business. For more information about FedEx services, please visit our web site at http://www.fedex.com

To track the status of this shipment online please use the following:
http://www.fedex.com/cgi-bin/tracking?tracknumbers=791377648048
&action=track&language=english&cntry_code=us

Disclaimer

FedEx has not validated the authenticity of any email address.

EXHIBIT F



Thomas J. Kim
Corporate and Securities Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2663
F 203 373 3079
tom.kim@ge.com

November 5, 2004

By Federal Express
William & Anne Grab
3 Burns Road
Stafford, VA 22554

Re: Shareowner Proposal

Dear Mr. and Mrs. Grab:

We received your October 29, 2004 letter regarding your shareowner proposal relating to NBC on November 2, 2004.

Rule 14a-8(d) under the Securities Exchange Act of 1934, as amended, states that a shareholder's proposal, including any accompanying supporting statement, may not exceed 500 words. Your shareowner proposal exceeds 500 words and must therefore be shortened in order for the proposal to be submitted.

Under the SEC's rules, your response to this letter must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. You can send me your response to the address or fax number as provided above.

For your information, I enclose a copy of Rule 14a-8.

I am sending this letter to you on November 5, 2004 by Federal Express.

Thank you.

Very truly yours,

Thomas J. Kim

Enclosure

EXHIBIT G

Benjamin W. Heineman, Jr.
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

William & Anne Grab
3 Burns Road
Stafford, VA 22554

19 November 2004

Sir,

We intend to retain more than the required dollar amount of General Electric stock through the conclusion of the 2005 General Electric shareholders meeting.

Sincerely,


William A. Grab, Jr.


Anne E. Grab



Mrs. Anne Grab
3 Burns Rd
Stafford, VA 22554-7652


GARRISONVILLE VA
NOV 19

Benjamin W. Heineman, Jr.
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828



Bob Collins
103 Poppy Lane
Asheville, NC 28803

December 17, 2004

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, DC 20549

Re: Shareowner Proposals regarding Media Operations
Securities Exchange Act of 1934 - Sec. 14(a), Rule 14a-8

Gentlemen/Ladies:

On behalf of myself, I strongly disagree with Mr. Ronald O. Mueller of the law firm of Gibson, Dunn and Crutcher LLP on the subject matter of my shareholder proposal to the General Electric Company regarding comments made on MSNBC. Copy enclosed in Mr. Mueller's package to you.

Mr. Mueller's interpretation of 14a-8 (I) (7) suggests that it is not the ordinary business of GE's operations to not monitor and counsel it's employees and management in matters pertaining to racism. If GE does not monitor such matters then who does? The citizens of the U. S. own the airwaves and not GE or any other entity.

If I interpret Mr. Mueller's comments correctly then it is allowable for GE, since GE can exclude proposals seeking to address alleged bias in news and media programming. Let me state inequitably, that Counsel (SEC) view this video of the encounter between the Rev. Sharpton and Mr. Matthews. You make the decision.

For Mr. Mueller to suggest that I impugned Mr. Matthews integrity is very immature and childish. I believe that Mr. Matthews "treatment" of Rev. Sharpton was demeaning. It was also demeaning to African-Americans who live in my village and I would suggest it was demeaning to other African-Americans. I have noted since the incidence, under discussion, that Mr. Matthews has had Rev. Sharpton on his "show" and treated him as well as, if not better and more respectable, than in the incident in question.

(828) 687-8941
e-mail: bobcollins@charter.net

Let me also let you and Mr. Mueller know that I still watch Mr. Matthews "Hardball". He is a real professional and asks the right questions especially when a guest digressed from answering Chris' questions. Also let me inform you that I have many witnesses as to my admiration and respect for Chris Matthews!

I firmly believe that this was a one-time incident on the part of Mr. Matthews and GE and it's news divisions. I am also sure that there are people in this country who jumped with "glee" when Rev. Sharpton was "dressed-down" by Chris Matthews. So be it as they are entitled to their bigoted and prejudiced character. As you know, character can be good or bad even with those among the legal profession.

This whole "stinking" incident could have been avoided if only GE management would have acknowledged my concern in my original letter dated 8/1/04. Unfortunately, they chose not to do so.

Far be it for me to even try to interfere with the ordinary business of the General Electric Company's day to day business operations but I do know racists and demeaning remarks when I hear them.

I sincerely hope that the GE Company does not consider racism as "ordinary business" and that they consider racism as an important issue. I know for a fact that GE is very aware and pays alert attention to matters of racism. It would be "dumb" in this day not to have policies and procedures to eliminate any vestiges of racism.

Whether you, me, or Mr. Mueller like it or not, we are all racists. There are a lot of good articles on this subject that I plan to forward to Mr. Mueller, which I have ordered for him.

Counsel, for your information, and for Mr. Thomas J. Kim, Corporate and Securities Counsel for GE, I am withdrawing my shareholder proposal because I feel strongly that I have made my point and that the GE Company has raised it's level of awareness regarding racists and demeaning remarks.

Also, Mr. Jeffery Immelt forwarded a copy of my letter to Mr. Richard Kaplan - President/General Manager of MSNBC. My letter was dated October 13, 2004. Mr. Kaplan's letter of December 8, 2004 last statement "However, I want to assure you that we take your concerns seriously and will keep them in mind as we continue to build MSNBC.

By the way could you supply me with the address of the Washington DC Bar Associates. I might want to file a complaint.

Most respectfully,



Bob Collins

Cc: Mr. Ronald O. Mueller
Mr. Thomas J. Kim

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

January 6, 2005

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 32016-00092

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareowner Proposals from Bobby D. Collins regarding Media Operations; Securities Exchange Act of 1934—Section 14(a), Rule 14a-8*

Dear Ladies and Gentlemen:

This letter confirms on behalf of our client, General Electric Company ("GE"), that we are withdrawing the no-action request notifying the Commission of GE's intention to omit from its proxy statement and form of proxy for its 2005 Annual Shareowners Meeting a shareowner proposal and the statement in support thereof submitted by Bobby D. Collins, as a result of the GE's receipt of a letter from Mr. Collins to the Division of Corporation Finance, dated December 17, 2004, that he withdraws his shareholder proposal. A copy of the letter that Mr. Collins provided GE is attached hereto.

If any questions arise regarding this matter, please do not hesitate to call me at (202) 955-8671.

Sincerely,



Ronald O. Mueller

Enclosures

cc: Thomas J. Kim, General Electric Company
Bobby D. Collins

70305908_1.DOC

Bob Collins
103 Poppy Lane
Asheville, NC 28803

December 17, 2004

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, DC 20549

Re: Shareowner Proposals regarding Media Operations
Securities Exchange Act of 1934 - Sec. 14(a), Rule 14a-8

Gentlemen/Ladies:

On behalf of myself, I strongly disagree with Mr. Ronald O. Mueller of the law firm of Gibson, Dunn and Crutcher LLP on the subject matter of my shareholder proposal to the General Electric Company regarding comments made on MSNBC. Copy enclosed in Mr. Mueller's package to you.

Mr. Mueller's interpretation of 14a-8 (I) (7) suggests that it is not the ordinary business of GE's operations to not monitor and counsel it's employees and management in matters pertaining to racism. If GE does not monitor such matters then who does? The citizens of the U. S. own the airwaves and not GE or any other entity.

If I interpret Mr. Mueller's comments correctly then it is allowable for GE, since GE can exclude proposals seeking to address alleged bias in news and media programming. Let me state inequitably, that Counsel (SEC) view this video of the encounter between the Rev. Sharpton and Mr. Matthews. You make the decision.

For Mr. Mueller to suggest that I impugned Mr. Matthews integrity is very immature and childish. I believe that Mr. Matthews "treatment" of Rev. Sharpton was demeaning. It was also demeaning to African-Americans who live in my village and I would suggest it was demeaning to other African-Americans. I have noted since the incidence, under discussion, that Mr. Matthews has had Rev. Sharpton on his "show" and treated him as well as, if not better and more respectable, than in the incident in question.

(828) 687-8941
e-mail: bobcollins@charter.net

Let me also let you and Mr. Mueller know that I still watch Mr. Matthews "Hardball". He is a real professional and asks the right questions especially when a guest digressed from answering Chris' questions. Also let me inform you that I have many witnesses as to my admiration and respect for Chris Matthews!

I firmly believe that this was a one-time incident on the part of Mr. Matthews and GE and it's news divisions. I am also sure that there are people in this country who jumped with "glee" when Rev. Sharpton was "dressed-down" by Chris Matthews. So be it as they are entitled to their bigoted and prejudiced character. As you know, character can be good or bad even with those among the legal profession.

This whole "stinking" incident could have been avoided if only GE management would have acknowledged my concern in my original letter dated 8/1/04. Unfortunately, they chose not to do so.

Far be it for me to even try to interfere with the ordinary business of the General Electric Company's day to day business operations but I do know racists and demeaning remarks when I hear them.

I sincerely hope that the GE Company does not consider racism as "ordinary business" and that they consider racism as an important issue. I know for a fact that GE is very aware and pays alert attention to matters of racism. It would be "dumb" in this day not to have policies and procedures to eliminate any vestiges of racism.

Whether you, me, or Mr. Mueller like it or not, we are all racists. There are a lot of good articles on this subject that I plan to forward to Mr. Mueller, which I have ordered for him.

Counsel, for your information, and for Mr. Thomas J. Kim, Corporate and Securities Counsel for GE, I am withdrawing my shareholder proposal because I feel strongly that I have made my point and that the GE Company has raised it's level of awareness regarding racists and demeaning remarks.

Also, Mr. Jeffery Immelt forwarded a copy of my letter to Mr. Richard Kaplan - President/General Manager of MSNBC. My letter was dated October 13, 2004. Mr. Kaplan's letter of December 8, 2004 last statement "However, I want to assure you that we take your concerns seriously and will keep them in mind as we continue to build MSNBC.

By the way could you supply me with the address of the Washington DC Bar Association. I might want to file a complaint.

Most respectfully,



Bob Collins

Cc: Mr. Ronald O. Mueller
Mr. Thomas J. Kim